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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


      Corrections Corporation of America (f/k/a Prison Realty Trust, Inc.)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    220254100
                                 (CUSIP Number)

                                October 31, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x ] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 220254100

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Dreman Value Management, LLC                22-3499132

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

3.       SEC Use Only


4.       Citizenship or Place or Organization
         State of Delaware

                          5.       Sole Voting Power          1,402,710 Shares
Number of
Shares
Beneficially              6.       Shared Voting Power        82,050 Shares
Owned by
Each Reporting
Person With               7.       Sole Dispositive Power     10,010,460 Shares

                          8.       Shared Dispositive Power   None

9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                                   10,010,460 Shares

10.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)   /___/


11.      Percent of Class Represented by Amount in Row (11)  8.45%


12.      Type of Reporting Person (See Instructions)    IA

"Instructions  for Schedule 13G" and "Special  Instructions  for Complying  with
Schedule 13G" have been omitted.

Item 1.(a)      Name of Issuer            Corrections Corporation of America

       (b)      Address of Issuer's Principal Executive Offices

                                            10 Burton Hills Boulevard
                                            Suite 100
                                            Nashville, TN  37215

Item 2.(a)      Name of Person Filing     Dreman Value Management, LLC
                                            (the "Reporting Person")

       (b)      Address of Principal Business Office or, if none, Residence
                                            10 Exchange Place
                                            Suite 2150
                                            Jersey City, NJ  07302-3913

       (c)      Citizenship               Delaware limited liability company

       (d)      Title of Class of Securities       Common Stock

       (e)      CUSIP Number                       220254100



Item 3.If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

       (a) [ ] Broker or dealer registered under section 15 of the Act
               (15 U.S.C. 78o).
       (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
       (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
               (15 U.S.C. 78c).
       (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
       (e) [x] An investment adviser in accordance withss.240.13d-1(b)(1)
               (ii)(E);
       (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
       (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
       (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act(12) U.S.C. 1813);
       (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
       (j) [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Responses to sub-items (a), (b) and (c) are  cross-referenced to Cover Page.

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
The Reporting Person acquired shares of the Issuer, including distributions, for investment in the ordinary course of business. The number of shares over which the Reporting Person exercises voting or dispositive power has been reduced by client transfers.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8. Identification and Classification of Members of the Group.
Not Applicable.

Item 9. Notice of Dissolution of Group.
Not Applicable.

Item 10. Certification. (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          November 7, 2000
                                          Date

                                          /S/ KENNETH J. HOLZ
                                          -------------------------
                                          Signature

                                          Kenneth J. Holz, Senior Vice President
                                          -------------------------------------
                                          Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)